ICZOOM Group Inc.

March 31, 2022

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Amendment No. 4 to Registration Statement on Form F-1

Filed February 25, 2022

File No. 333-259012

Dear Mr. Stringer:

This letter is in response to the letter dated March 24, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form 1

General

1.	Where you refer to “our VIE” throughout the registration statement, please change this to “the VIE” to clearly reflect that this is not an entity in which you owned equity.

Response: We respectfully advise the Staff that we are referring to “the VIE” throughout the Registration Statement. However, we revised our previously reference to “our VIE structure” and “our VIE arrangement” to “the VIE structure” or “the VIE arrangement” in the Registration Statement accordingly.

Cover Page

2.	We note your response to our prior comment 5 and reissue in part. Please refer to the prospectus cover page and the 6th, 11th and 12th paragraphs. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In this regard, we note that you cross-reference in both contexts to the section captioned “Summary Financial Data” and do not provide a specific cross reference to your consolidated financial statements. Please revise accordingly.

Response: In response to the Staff’s comments, we revised our cross-references on the 6th, 11th, and 12th paragraphs of the Registration Statements.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

3.	Please revise your disclosure on the prospectus cover page to acknowledge that the PRC government could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: In response to the Staff’s comments, we revised the disclosure on the cover page and page 22 and 48 of the Registration Statement.

Our Company, page 5

4.	Please refer to the fourth paragraph. We note your disclosure that, to date, only 12 customers have transferred to your new website www.iczoomex.com and that you expect the complete transfer of customers to take until February 28, 2023. Please revise to discuss the transition of customers and suppliers and your business and operations in this transitional period in greater detail. Please revise to disclose your total customer count, the percentage of customers who have transitioned, the percentage of revenue attributable to transitioned customers, and any other material details necessary so that investors can more fully appreciate the various business and financial impacts on the company due to this transition. To the extent applicable, provide similar information related to your suppliers. Lastly, we note your disclosure that you expect a “certain level of negative impact on our operation during the transitional period.” Please discuss the negative impacts in greater detail and, to the extent possible, provide quantification of any negative impacts.

Response: In response to the Staff’s comments, we have provided the requested disclosure in summary on page 5 and 6 of the Registration Statement and the relevant disclosure on page 92 and 119 of the Registration Statement.

5.	We note that certain sections of the prospectus appear to focus on your old platform and website versus your new platform and website. For example, please refer to the Our Customers and Our Suppliers section on page 16. To the extent applicable, please revise the prospectus throughout to reflect the business and operations of your new platform and website.

Response: Pursuant to Staff’s comment, we have revised our disclosure on page 17, 129 and 130 of the Registration Statement accordingly to reflect the business and operation of the new platform and website.

6.	Please refer to the fourth paragraph. We note your disclosure that you have agreed to pay Pai Ming Shenzhen a base monthly fixed fee of RMB100,000 and an additional variable service fee based on their performance during the one-year-term of the agreement. Please revise to discuss in greater detail how the variable service fee will be calculated and determined.

Response: We respectfully advise the Staff that the variable service fee is calculated and determined on the new customers sourced by Pai Ming Shenzhen that have not previously registered with the old platform but placed order on the new platform, and we have further clarified that the assistance provided by Pai Ming Shenzhen in connection with the transfer are paid out through the base monthly fixed fee. We have updated disclosure on page 6, 92, and 119 of the Registration Statement.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

7.	Please disclose here, and elsewhere as appropriate, whether the online platform run by Pai Ming Shenzhen is operational, and whether customers can place orders on the site as opposed to transferring to your new online platform run by ICZOOM HK. Please also disclose whether Pai Ming Shenzhen is required to provide ICZOOM HK with all customer information and inquiries made on the old online platform. Please also clarify whether Pai Ming Shenzhen can process customer orders on the old online platform.

Response: We respectfully advise the Staff that the online platform run by Pai Ming Shenzhen, which we refer to as the “old platform”, is operational only to the extent that Pai Ming Shenzhen posts the offering prices of products for customers to review and request orders on the old platform, but the old platform no longer has the function to match and fulfill orders. When an order is placed on the old platform, the customer will receive an automatically generated message that a representative will contact him, her or it shortly to confirm and fulfill the order. Pai Ming Shenzhen sends information of orders to us on a daily basis so that we can contact customers directly to guide them to register with the new platform to place orders so that the orders can be matched and fulfilled through the new platform. We have updated disclosure on page 6, 36, 92, and 119 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

[Signature Page Follows]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Very truly yours,

By:	/s/Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.

Robinson & Cole LLP

[signature page to the SEC response letter]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen